UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 22, 2021

MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	001-05128	42-0410230
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	50309-3023
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (515) 284-3000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $1	MDP	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on May 3, 2021, and as amended on June 2, 2021 and October 6, 2021, Meredith Corporation, an Iowa corporation (“Meredith” or the “Company”), Gray Television, Inc., a Georgia corporation (“Gray”), and Gray Hawkeye Stations, Inc., a Delaware corporation and wholly owned subsidiary of Gray (“Gray Merger Sub”), entered into an Agreement and Plan of Merger (the “Gray Merger Agreement”), pursuant to which the parties thereto agreed to effect the acquisition of the Company by Gray through the merger of Gray Merger Sub with and into the Company (the “Gray Merger”), with the Company surviving the Gray Merger as a wholly owned subsidiary of Gray (the “Surviving Corporation”), immediately after and subject to the consummation of a distribution by the Company to its shareholders, on a pro rata basis, of the issued and outstanding capital stock of Meredith Holdings Corporation, an Iowa corporation and newly formed wholly owned subsidiary of the Company (“Meredith Holdings”) (which holds the Company’s national media group, MNI and People TV businesses and corporate segments), with the Company’s local media group segment remaining with the Company (collectively, the “Spin-Off”). A copy of the Gray Merger Agreement was attached as Exhibit 2.1 to the Company’s Current Reports on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on May 3, 2021, June 3, 2021, and October 7, 2021.

On November 8, 2021, the Company filed with the SEC a proxy statement for the solicitation of proxies in connection with a special meeting of shareholders of the Company to approve, among other matters, the Gray Merger, to be held at 10:00 a.m., Central Standard Time, on November 30, 2021 to vote for the adoption of the Gray Merger Agreement (the “Proxy Statement”).

Following the entry into the Gray Merger Agreement, the Company received nine letters between September and November 2021 (collectively, the “Shareholder Letters”) from purported shareholders of the Company claiming certain allegedly material omissions in the preliminary proxy statement, filed on August 17, 2021, and the Proxy Statement.

While the Company believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to moot the purported shareholders’ disclosure claims in the Shareholder Letters, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Gray Merger or the Spin-Off, the Company has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Shareholder Letters that any additional disclosure was or is required. The Company believes the Shareholder Letters are without merit.

Supplemental Disclosures to the Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement, and deleted text is stricken through.

The following disclosure replaces the 18th paragraph under the heading “Background of the Merger” on page 60 of the Proxy Statement.

Commencing November 16, 2020 and over the next several weeks, representatives of Moelis contacted 20 parties (including Gray) and several expressed interest in certain of the select stations and potentially all four. The contacted parties included all of the publicly-traded broadcasters (including Gray) as well as other broadcasters and broadcast investors considered most likely to have potential interest. The Company entered into confidentiality agreements with 17 parties (including Gray) who had expressed interest in a transaction with the Company. The majority of the confidentiality agreements contained customary standstill provisions (without prohibitions on the counterparties requesting a waiver) ~~and fall-away provisions~~. For the confidentiality agreements that contained standstill provisions, the standstill restrictions automatically fell away upon the execution and announcement of the Merger Agreement with Gray. The counterparties were invited to review preliminary financial and due diligence information regarding the four select stations and submit preliminary indications of interest by December 17, 2020.

The following disclosure replaces the 4th paragraph under the heading “Summary of Financial Analysis” on page 79 of the Proxy Statement.

Adjusted LMG EBITDA: generally calculated as the relevant company’s earnings before interest, taxes, depreciation and amortization, as adjusted to include the impact of stock-based compensation expense and to exclude one-time charges and benefits and to reflect the full-year impact of material corporate transactions. Adjusted LMG EBITDA estimates for the Company assumed the spinoff of the Company’s NMG business segment had already occurred. Adjusted LMG EBITDA was calculated by the Company as follows:

($ in millions)(1)	CY2021E	CY2022E	CY2023E	CY2024E	CY2025E
Total Revenue(2)	$728	$899	$788	$978	$858
Total Operating Expenses(2)	($548)	($589)	($596)	($631)	($639)
Depreciation and Amortization(2)	$27	$27	$27	$27	$27
Adjusted LMG EBITDA	$207	$338	$219	$374	$246

(1)	Values presented in parentheses (“$ ”) are negative.
(2)	Excludes Company’s MNI business and People TV.

The following disclosure replaces the 1st and 2nd paragraphs under the heading “Discounted Cash Flow Analysis” on page 80 of the Proxy Statement.

Moelis performed a discounted cash flow (“DCF”) analysis of the Company (pro forma for the NMG spinoff) using the Financial Forecasts and other information and data provided by the Company’s management to calculate an estimate of the present value of the estimated future unlevered after-tax free cash flows projected to be generated by the Company and an estimate of the present value of the Company’s estimated terminal value, taking into account the present value of the Company’s cash tax rate of 30% during the projection period, as instructed by the Company’s management. For purposes of the DCF analysis, Moelis calculated unlevered free cash flow as Adjusted LMG EBITDA, plus amortization of broadcast rights, then less (i) taxes, (ii) cash payments for Broadcast Rights, (iii) capital expenditures and (iv) changes in net working capital.

In performing the DCF analysis, Moelis utilized a range of discount rates of 6.00% to 8.00% based on an estimated range of the Company’s weighted average cost of capital (the “WACC”). The estimated WACC range reflected a cost of equity derived using the Capital Asset Pricing Model using (i) a risk-free rate based on 20-year U.S. government bonds, (ii) a selected range of unlevered betas and debt to total capitalization ratios informed by the selected publicly traded companies described below, (iii) an equity risk premium and (iv) a size premium. Moelis applied this range to the Company’s estimated two-year average of the CY2024 and CY2025 Adjusted Moelis applied this range to the Company’s estimated two-year average of the CY2024 and CY2025 Adjusted LMG EBITDA, as further adjusted to set depreciation and amortization equal to capital expenditures. The foregoing range of discount rates was used to calculate (i) the estimated present values as of December 31, 2021 of the Company’s estimated after-tax unlevered free cash flows for calendar years 2021 through 2025 using the mid-year convention and (ii) a range of estimated terminal values (based on the current and historical trading multiples for the publicly traded Pure-Play TV broadcasting companies described below) of 7.75x to 9.25. Moelis estimated that the terminal value represented approximately 75% of the Company’s total DCF net present value.

The following disclosure replaces the 4th paragraph under the heading “Selected Precedent Transactions Analysis” on page 82 of the Proxy Statement.

Based on the foregoing analysis and its professional judgment, Moelis selected a multiple range of 9.0x to 10.0x two-year average BCF. Moelis then applied such multiple range to the average of the Company’s actual BCF for calendar year 2020 ($358 million) and estimated BCF for calendar year 2021 ($239 million) provided by the Company’s management. This analysis indicated an implied per share reference range for the Company of $14.22 to $20.19 per share. Moelis compared the implied per share reference range to the Merger consideration of $14.51 per share. In selecting its range, Moelis referenced the median of the data set (9.5x two-year average Adjusted LMG EBITDA).

The following disclosure replaces the 3rd and 4th paragraphs under the heading “Selected Publicly Traded Companies Analysis” on page 82 of the Proxy Statement.

The results of this analysis are summarized in the following table:

	Market Cap ($ in millions)	Enterprise Value ($ in millions)	EV / 2-Year Avg. EBITDA
Pure-Play Broadcasters
Nexstar Media Group, Inc.,	$6,807	$13,342	8.0x
TEGNA Inc.	$4,482	$8,001	9.0x
Gray Television, Inc.	$1,970	$6,496	8.2x
Mean	—	—	8.4x
Diversified Broadcasters
Sinclair Broadcast Group, Inc.	$2,420	$12,938	6.6x
E.W. Scripps Company	$2,014	$5,727	8.4x
Mean	—	—	7.5x

Based on the foregoing analysis and its professional judgment and experience, Moelis selected a multiple range of 7.0x to 8.5x average Adjusted LMG EBITDA for calendar year 2020 (actual) to calendar year 2021 (estimated). Moelis’ range was informed by the Pure-Play Broadcasters given comparable operating and growth profiles to the Company. In its Selected Publicly Traded Companies Analysis, Moelis noted that TEGNA Inc.’s trading level and comparability were impacted by its ongoing proxy fight and M&A speculation. Moelis then applied its multiple range to the Company’s average Adjusted LMG EBITDA for calendar year 2020 to calendar year 2021, provided by the Company’s management. This analysis indicated an implied per share reference range for the Company of $0.00 to $5.95 per share. Moelis compared the implied per share reference range to the Merger consideration of $14.51 per share.

The following disclosure replaces the 3rd paragraph under the heading “Miscellaneous” on page 83 of the Proxy Statement.

The Board retained Moelis based upon Moelis’s qualifications, experience, and expertise. Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and Gray. Moelis may, in the future, provide investment banking or other services to the Company, Gray, or other parties involved in the Merger and may receive compensation for such services. In the two years prior to the date hereof, Moelis acted as financial advisor to the Company in connection with a divestiture and earned fees of approximately $2.5 million in connection with such assignment. In the two years prior to the date hereof, Moelis has not acted as financial advisor to Gray or any of its affiliates.

The following disclosure is hereby added under the 2nd paragraph under the heading “Certain Financial Forecasts Utilized by Meredith in Connection with the Merger” on page 84 of the Proxy Statement.

Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of such financial measures.

The following disclosure replaces the 6th paragraph under the heading “Certain Financial Forecasts Utilized by Meredith in Connection with the Merger” on page 85 of the Proxy Statement.

The following is a summary of the Financial Forecasts(1):

($ in millions)	CY2021E	CY2022E	CY2023E	CY2024E	CY2025E
Total Revenue	$728	$899	$788	$978	$858
Two Year Average Revenue	$783	$813	$843	$883	$918
Adjusted LMG EBITDA(2)	$207	$338	$219	$374	$246
Amortization of Broadcast Rights	$4	$4	$4	$4	$4
Taxes	($54)	($93)	($58)	($104)	($66)
Cash Payments for Broadcast Rights	($4)	($4)	($4)	($4)	($4)
Capital Expenditures	($14)	($18)	($18)	($18)	($18)
Changes in Net Working Capital	$22	($9)	($8)	($11)	($9)
Unlevered Free Cash Flow(3)	$161	$218	$135	$241	$154
Two Year Average EBITDA	$267	$272	$278	$297	$310

(1)	Excludes Company’s MNI business and People TV. Values presented in parentheses (“$ ”) are negative.
(2)

Adjusted LMG EBITDA is defined as Company’s earnings before interest, taxes, depreciation and amortization, as adjusted to include the impact of stock-based compensation expense and to exclude one-time charges and benefits and to reflect the full-year impact of material corporate transactions. Adjusted LMG EBITDA estimates for the Company assumed the Spin-Off had already occurred.

(3)

For purposes of the DCF analysis, Moelis calculated unlevered free cash flow based on the Company’s estimates of Adjusted LMG EBITDA, plus amortization of broadcast rights, then less (i) taxes, (ii) cash payments for Broadcast Rights, (iii) capital expenditures and (iv) changes in net working capital.

No Offer or Solicitation

Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any shareholder of the Company. However, in connection with the transactions contemplated by the Gray Merger Agreement, on November 8, 2021, Meredith filed its definitive Proxy Statement with the SEC, which was mailed to Meredith shareholders beginning on November 8, 2021, and intends to file relevant materials with the SEC. In addition, Meredith Holdings has filed, and the SEC has filed, a registration statement on Form 10 (File No. 000-56367) and a related information statement (the “Registration Statement”) with respect to the proposed Spin-Off and distribution and its common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MEREDITH, MEREDITH HOLDINGS, GRAY, AND THE GRAY MERGER AND THE CONDITIONS THAT MUST BE SATISFIED TO COMPLETE THE TRANSACTIONS. The Proxy Statement and Registration Statement, and other relevant materials, and any other documents filed by Meredith, Meredith Holdings, and Gray with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by the Company may also be obtained for free from the Company’s Investor Relations web site (http://ir.meredith.com) or by directing a request to the Company’s Shareholder/Financial Analyst contact, Mike Lovell, Executive Director of Corporate Communications, at 515-284-3622.

Participants in the Solicitation

The Company and Gray and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of the Company in connection with the proposed Gray Merger. Information about Gray’s directors and executive officers is available in Gray’s definitive proxy statement, dated March 25, 2021, for its 2021 annual meeting of shareholders. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement, dated October 27, 2021, for its 2021 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, is contained in the Proxy Statement and the Registration Statement regarding the proposed Gray Merger and distribution that Meredith and Meredith Holdings filed with the SEC on November 8, 2021.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. These statements are based on management’s current knowledge and estimates of factors affecting the Company and its operations. Statements in this Current Report on Form 8-K that are forward-looking include, but are not limited to, statements related to the proposed mergers, distribution and Spin-Off and the timing of the transactions. Forward-looking statements can be identified by words such as may, should, expects, provides, anticipates, assumes, can, will, meets, could, likely, intends, might, predicts, seeks, would, believes, estimates, plans, continues, guidance, or outlook, or variations of these words or similar expressions. Actual results may differ materially from those currently anticipated. Factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the outcomes, results, effects, merits and other matters regarding the Shareholder Letters; receipt of and evaluation of additional unsolicited proposals; market conditions; the impact of the COVID-19 pandemic; the parties’ ability to consummate the proposed mergers and spin-off; the conditions to the completion of the transactions, including the receipt of approval of the Company’s shareholders with respect to the merger with Gray; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; potential inability to retain key employees; the ability to obtain financing on the expected terms; changes in interest rates; the consequences of acquisitions and/or dispositions; and the Company’s ability to comply with the terms of its debt financing; and market conditions. Additional information concerning these and other risk factors can be found in the filings of the Company and Gray with the SEC, which are available on the SEC’s website at www.sec.gov. Such risk factors may be amplified by the COVID-19 pandemic and its potential impact on the Company’s business and the global economy. The Company, Meredith Holdings and Gray assume no obligation to update or revise publicly the information in this communication, whether as a result of new information, future events or otherwise, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

For more discussion of important risk factors that may materially affect the Company, Meredith Holdings and Gray, please see the risk factors contained in Gray’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020 and the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2021, both of which are on file with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

By:	/s/ Jason Frierott
Name:	Jason Frierott
Title:	Chief Financial Officer

Date: November 22, 2021